# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Invesco Trust for Investment Grade Municipals, CIK 0000880892
CUSIP: 46131M304
Title of class of securities: AUCTION RATE PREFERRED
Address of issuer's principal executive offices: 1331 SPRING STREET N.W, SUITE 2500, ATLANTA, Georgia (GA), 30309
Date of event which requires filing of this statement: 02/10/2012
Amends the filing with accession number 0001193125-11-005640
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BANK OF AMERICA NA (CIK 0001102113): type of reporting person: bank (BK); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (CIK 0000065106): type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: AUCTION RATE PREFERRED
Name of issuer: Invesco Trust for Investment Grade Municipals
Address of issuer's principal executive offices: 1331 SPRING STREET N.W, SUITE 2500, ATLANTA, Georgia (GA), 30309
Comment:
This Amendment No. 2 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated January 1, 2011 and filed with the SEC on January 11, 2011 (as amended to the date hereof, the "Original Schedule 13D") for Bank of America Corporation ("BAC"), Bank of America, N.A. ("BANA"), and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") (collectively, the "Reporting Persons") with respect to the auction rate preferred shares ("ARPS Shares" CUSIP Numbers: 46131M304, 46131M403, 46131M502, 46131M700, 46131M809, 46131M874, 46131M882, 46131M205) of Invesco Trust for Investment Grade Municipals (the "Issuer").
This Amendment is being filed to disclose previously unreported trades and reflects the addition of new Reporting Persons and the elimination of previous Reporting Persons that no longer beneficially own any reportable securities.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: The Reporting Persons have effected the transactions in securities of the Issuer identified in Schedule III.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:
Exhibit 99.1 - Joint Filing Agreement
Exhibit 99.2 - Schedule I
Exhibit 99.3 - Schedule II
Exhibit 99.4 - Schedule III

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Andres Ortiz (12/20/2024)
- BANK OF AMERICA NA: /s/ Andres Ortiz, Andres Ortiz (12/20/2024)
- MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED: /s/ Andres Ortiz, Andres Ortiz (12/20/2024)